Syneron Announces New Marketing and Communication Appointments

Building the Organizational Structure for Future Growth

YOKNEAM, ISRAEL -- 07/07/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced four new appointments aimed at reinforcing the Company's global marketing strength and communication channels.

Syneron appointed Stephen May as Global Director of Product Management. Stephen has eight years direct experience in sales and marketing with major aesthetic laser companies, including positions as Senior Product Marketing Manager for Palomar Medical Technologies, Inc. and Director of Marketing for the Aesthetics Division of Lumenis Ltd. (formerly ESC Medical Systems Ltd.). Immediately prior to joining Syneron, Stephen was the Director of Marketing for CDF Corporation, where he achieved a complete re-branding of the company and its legacy product lines and organized a new product line launch. Stephen reports to Dominic Serafino, President of Syneron North America, and Moshe Mizrahy, CEO, Syneron Medical Ltd.

In Europe, the Company appointed Dov Galvin as General Manager, Syneron GmbH. Dov reports to Han Edel, President of Syneron Europe.

In the Asia-Pacific region, Syneron appointed Emily Choy as Asia-Pacific Product Manager and John Knight as Japanese Country Manager. Both Emily and John report to Tom Goslau, Managing Director for Asia-Pacific.

The company promoted Judith Kleinman from Director of Investor Relations to Vice President of Investor Relations. Judith worked as an equity analyst and institutional salesperson for 16 years in London and Tel Aviv. In 1998, Judith opened the UBS Securities office in Tel Aviv, the first foreign broker to obtain a seat on the Tel Aviv Stock Exchange. Judith reports to Moshe Mizrahy.

"We believe we have found the most experienced individuals to fulfill global and regional positions which are of strategic importance to Syneron's continued development and growth," commented CEO Moshe Mizrahy. "We welcome them to Syneron and look forward to the support they will give to our global management team."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
Syneron Medical Ltd.
+972 4 909-6282
email: ir@syneron.com